NO ACT

DC
P.E
12-19-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08020286

RECD S.E.C.
JAN 10 2008
1086

January 8, 2008

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 1/8/2008

Re: Verizon Communications Inc.
Incoming letter dated December 19, 2007

Dear Ms. Weber:

This is in response to your letter dated December 19, 2007 concerning the shareholder proposal submitted to Verizon by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund. We also have received a letter on the proponent's behalf dated January 7, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

B

Enclosures

cc: Jon F. Walters
Trustee
Trust for the International Brotherhood of Electrical Workers'
Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

Mary Louise Weber
Assistant General Counsel

RECEIVED
2007 DEC 20 PM 3:39
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

December 19, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2008 Annual Meeting
Shareholder Proposal of the International Brotherhood
of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders (the "2008 proxy materials"). A copy of the Proposal is attached as Exhibit A to this letter. For the reasons stated below, Verizon intends to omit the Proposal from its 2008 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2008 proxy materials.

I. Introduction.

On November 16, 2006, Verizon received a letter from the Proponent containing the following proposal:

> *"RESOLVED: That the shareholders of Verizon Communications Inc. ("Company"), assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."*

Verizon believes that the Proposal may be properly omitted from its 2008 proxy materials because the Proponent failed to provide documentary support that the Proponent meets the eligibility requirements of Rule 14a-8. Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2008 proxy materials.

II. The Proposal May be Excluded from the 2008 Proxy Materials Pursuant to Rule 14a-8(f) Because the Proponent Failed to Meet the Eligibility Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

Verizon received the Proposal via facsimile transmission on November 16, 2007. After determining that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1) on November 20, 2007 Verizon sent a letter to the Proponent via Federal Express (the "Notification Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of Verizon stock continuously for at least one year prior to the date of submission of the Proposal. The Notification Letter also advised the Proponent that such written statement had to be submitted to Verizon within 14 days of the Proponent's receipt of such letter. Verizon received confirmation from Federal Express that the Notification Letter was delivered to and accepted by the Proponent on

November 21, 2007. A copy of the Notification Letter is attached as Exhibit B to this letter.

On November 21, 2007, Verizon received by facsimile transmission a letter (the "Response Letter") from Mellon Trust of New England ("Mellon"), stating that it is the custodian for the Proponent and that the Proponent "has held at least $2,000 worth of Verizon Communications Inc. common stock for the past year." A copy of the Response Letter is attached as Exhibit C to this letter.

The Response Letter fails to satisfy the requirements of Rule 14a-8(b). Pursuant to such Rule, the Proponent was required to submit a written statement from Mellon verifying the Proponent's continuous ownership of Verizon's shares from November 16, 2006 through November 16, 2007, the date the Proponent submitted the Proposal. In the Response Letter, Mellon does not make any such statement. Instead, as noted above, Mellon states that the Proponent "has held at least $2,000 worth of Verizon Communications Inc. common stock for the past year." The Response Letter was dated November 20, 2007; accordingly, Mellon verified that the Proponent had held the requisite shares from November 20, 2006 through November 20, 2007. The Proponent failed to provide evidence that it held the requisite shares during the period from November 16, 2006 through November 20, 2006.

In Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), in Section C.I.c.(2), it is stated that "[a] shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal." This requirement is evidenced by the example cited in Section C.I.c.(3) of Staff Legal Bulletin No. 14:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

In the example from Staff Legal Bulletin No. 14 cited above, there was no proof of ownership between May 30 and June 1. In the case of the Proposal, there is no proof of ownership between November 16, 2006 and November 20, 2006.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). In two circumstances identical to the present case, *The Home Depot, Inc.* (February 5, 2007) and *Toll Brothers, Inc.* (January 10, 2006), the Staff allowed the company to exclude a shareholder proposal because Mellon failed to verify the proponent's continuous ownership for one year prior to the date on which the proposal was submitted. In both instances, Mellon verified ownership "for the past year," just as it has done with respect to the Proponent's ownership of Verizon shares. In *Home Depot*, Mellon verified ownership for one year preceding November 7, 2006, the date of Mellon's letter, when the proposal was submitted on October 19, 2006. As a result, there was no verification of ownership during the period from October 19, 2005 to November 7, 2005. Similarly, in *Toll Brothers*, Mellon verified ownership for one year preceding November 8, 2005, the date of Mellon's letter, when the proposal was submitted on October 21, 2005. As a result, there was no verification of ownership during the period from October 21, 2004 to November 8, 2004. See also, *Nabors Industries Ltd.* (March 8, 2005) (the letter from a bank stating ownership for more than one year "prior to January 12, 2005" was insufficient to provide proof of ownership for the year preceding January 7, 2005, the date of proposal submission) and *Eastman Kodak Company* (February 7, 2001) (broker letter stating ownership from November 1, 1999 through November 1, 2000 was insufficient to provide proof of ownership for the year preceding November 21, 2000, the date of proposal submission).

While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification was deficient. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, Verizon believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency after notification by Verizon.

III. Conclusion.

For the foregoing reasons, Verizon believes that the Proposal may be omitted from its 2008 proxy materials under Rule 14a-8(f). Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from the 2008 proxy materials.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: International Brotherhood of Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

IBEW Pension Benefit Fund

Fax

To:	Ms. Marianne Drost Senior Vice President, Deputy General Counsel & Corporate Secretary **Verizon Communications Inc.**	From:	**Jon F. Walters** c/o Jim Voye, Director Corporate Affairs (202) 728-6103
Fax:	(908) 766-3813	Pages:	3 including cover page
Re:	**IBEW / PBF Shareholder Proposal**	Date:	November 16, 2007

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

● Comments:

Please see attached submission letter and proposal.

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND 900 Seventh Street, NW • Washington, DC 20001

Edwin D. Hill
Trustee

Jon F. Walters
Trustee

November 16, 2007

VIA FACSIMILE (908-766-3813) AND U. S. MAIL

Ms. Marianne Drost
Senior Vice President,
Deputy General Counsel & Corporate Secretary
Verizon Communications, Inc.
1095 Avenue of the Americas
New York, NY 10036

Dear Ms. Drost:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Verizon Communications, Inc. ("Company") proxy statement to be circulated to Shareholders in conjunction with the next Annual Meeting of Shareholders in 2008.

The proposal relates to **"Cumulative Voting"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Verizon Communications, Inc. common stock valued at more than $2,000 and has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2008 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Jon F. Walters

Jon F. Walters
Trustee

JFW:daw
Enclosure

RESOLVED: That the stockholders of **Verizon Communications, Inc.** ("Company"), assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit.

SUPPORTING STATEMENT

Cumulative voting means that each shareholder may cast as many votes as equal the number of shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated votes for a single candidate or split votes between one or more candidates, as each shareholder sees fit.

We believe that cumulative voting increases the possibility of electing at least one director with a viewpoint independent of management. In our opinion, this will help achieve the objective of the board representing all shareholders.

We urge our fellow shareholders to vote yes for cumulative voting and the opportunity to enhance our Board with a more independent perspective.

EXHIBIT "B"

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

November 20, 2007

By Federal Express

Mr. Jon F. Walters
Trustee
Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
900 Seventh Street, N.W.
Washington, D.C. 20001

Dear Mr. Walters:

I am writing to acknowledge receipt of the shareholder proposal dated November 16, 2007, submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "proponent") for inclusion in Verizon Communications Inc.'s proxy statement for the 2008 annual meeting of shareholders. Under the Securities and Exchange Commission's (SEC) proxy rules, in order to be eligible to submit a proposal for the 2008 annual meeting, the proponent must have continuously held at least $2,000 in market value, or 1%, of Verizon's common stock for at least one year prior to the date that the proponent submits the proposal. In addition, the proponent must continue to hold at least this amount of the stock through the date of the annual meeting. The proposal, including any accompanying supporting statement, may not exceed 500 words. For your reference, I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

Our records indicate that the proponent is not a registered holder of Verizon common stock. Please provide a written statement from the record holder of the proponent's securities verifying that the proponent has beneficially held the requisite number of shares of Verizon common stock continuously for at least one year prior to the date of the submission and continues to hold such shares. The SEC rules require that the proponent submit this documentation to us no later than 14 days from the date of receipt of this letter.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2008 annual meeting. Please do not hesitate to contact me if you have any questions.

Very truly yours,

Mary Louise Weber

cc: Marianne Drost

Track Shipments/FedEx Kinko's Orders

Detailed Results

(?) Quick Help

Tracking number	790878539824	**Reference**	PR8355328
Signed for by	T.WESTERHOLM	**Destination**	WASHINGTON, DC
Ship date	Nov 20, 2007	**Delivered to**	Mailroom
Delivery date	Nov 21, 2007 10:45 AM	**Service type**	Standard Envelope
		Weight	0.5 lbs.

TBEW

Status Delivered

Signature image available Yes

Date/Time		*Activity*	*Location*	*Details*
Nov 21, 2007	10:45 AM	**Delivered**	WASHINGTON, DC	
	8:46 AM	On FedEx vehicle for delivery	WASHINGTON, DC	
	7:32 AM	At local FedEx facility	WASHINGTON, DC	
	6:55 AM	At dest sort facility	DULLES, VA	
	4:36 AM	In transit	NEWARK, NJ	
	4:30 AM	In transit	NEWARK, NJ	
	2:45 AM	Departed FedEx location	NEWARK, NJ	
	12:00 AM	Arrived at FedEx location	NEWARK, NJ	
Nov 20, 2007	11:27 PM	Left origin	BRANCHBURG, NJ	
	6:07 PM	Picked up	BRANCHBURG, NJ	
	2:53 PM	Package data transmittec to FedEx		

[Signature proof] [E-mail results] [Track more shipments/orders]

Subscribe to tracking updates (optional)

Your Name: ________ **Your E-mail Address:** ________

E-mail address	**Language**	**Exception updates**	**Delivery updates**
	English		☐
	English		☐
	English		☐
	English		☐

Select format: ◉ HTML ○ Text ○ Wireless

Add personal message:

Not available for Wireless or non-English characters.

☐ By selecting this check box and the Submit button, I agree to these Terms and Conditions

Submit

EXHIBIT "C"

135 Santilli Highway, 026-0313, Everett, MA 02149-1950

Telephone 617 382 1120 Facsimile 617 598 3492

fax

BNY MELLON | ASSET SERVICING

To Ms. Marianne Drost	Re IBEW PBF Shareholder Proposals
Date November 21, 2007	Fax Number 908-766-3813
Company Verizon Communications Inc.	Number of pages (includes cover) 2

Dear Ms. Drost,

Enclosed, please find copy of the IBEW PBF Shareholder Proposals for Verizon Communications Inc. If you have any questions, please call me at 617-382-1120.

Sincerely,

Hadas Gebremusie

Hadas Gebremusie

BNY MELLON
ASSET SERVICING

November 20, 2007

Ms. Marianne Drost
Senior Vice President
Deputy General Counsel & Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036

RE: **Cumulative Voting**

Dear Ms. Drost:

Mellon Trust of New England, formerly Boston Safe Deposit and Trust Company, is the custodian for the IBEW Pension Benefit Fund, which held 173,150 shares of Verizon Communications Inc. common stock on November 16, 2007. The fund has held at least $2,000 worth of Verizon Communications Inc. common stock for the past year. The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 (a)(1) of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-1120 if you have any questions on the shares of Verizon Communications Inc common stock held at Mellon Trust of New England for the IBEW Pension Benefit Fund.

Very truly yours,
Hadas Gebremusie
Hadas T. Gebremusie
Assistant Vice President

cc: Jim Voye, IBEW Pension Benefit Fund

THE MARCO
CONSULTING
GROUP

RECEIVED
2008 JAN -8 PM 3:35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 7, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Verizon Communications Inc. 2008 Annual Meeting Shareholder Proposal of the International Brotherhood of Electrical Workers' Pension Benefit Fund

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the International Brotherhood of Electrical Workers' Pension Benefit Fund ("the Fund") in response to the December 19, 2007 letter ("no action letter") from Verizon Communications Inc. ("Verizon") which seeks to exclude the Fund's shareholder proposal from Verizon's proxy materials for its 2008 annual meeting of shareholders on the grounds that a letter dated November 20, 2007 from the Fund's custodian ("Custodian letter") (Exhibit C to Verizon's no-action letter) failed to verify that the Fund held at least $2,000 worth of Verizon stock during the period from November 16-20, 2006.

Six copies of this letter and the accompanying attachment are enclosed and a copy is also being sent to Verizon.

The Fund respectfully submits that Verizon should not be able to exclude the Fund's shareholder proposal from Verizon's proxy materials for its 2008 annual meeting of shareholders because:

--The Custodian letter should be construed as verifying that the Fund held at least $2,000 worth of Verizon stock during the period from November 16-20, 2006.

--If Verizon was confused by the wording of the Custodian letter, Rule 14a-8(f) under the Securities and Exchange Act of 1934 requires Verizon to notify the Fund of any alleged eligibility or procedural problems which Verizon failed to do.

--The Fund's custodian submitted a January 3, 2007 letter to Verizon, with six copies to the Securities and Exchange Commission, clarifying that the Fund did indeed own at least $2,000 worth of stock during the period from November 16-20, 2006. A copy of this letter is attached hereto as Exhibit A.

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE
550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

The Custodian letter should be construed as verifying that the Fund held at least $2,000 worth of Verizon stock during the period from November 16-20, 2006.

On November 16, 2007, the Fund faxed a shareholder proposal to Verizon (Exhibit A to Verizon's December 19, 2007 letter).

Verizon sent a letter to the Fund, dated November 20, 2007 and delivered at 10:45 a.m. on November 21, 2007 (Exhibit B to Verizon's no action letter), requesting a written statement from the Fund's record holder "verifying that the proponent has beneficially held the requisite number of shares of Verizon common stock **continuously for at least one year prior to the date of the submission**". (Emphasis supplied.)

At 3:13 p.m. on November 21, 2007, the Custodian letter (Exhibit C to Verizon's no action letter) was faxed to Verizon. It stated in pertinent part that the Fund:

> "held 173,150 shares of Verizon Communications Inc. common stock **on November 16, 2007. The Fund has held at least $2,000 worth of Verizon Communications Inc. common stock for the past year."** (Emphasis supplied.)

Verizon's no action letter (page 3) argues that merely because the Custodian letter is dated November 20, 2007, the foregoing reference to "the past year" must be construed as verifying ownership of the requisite number of shares from November 20, 2006 through November 20, 2007. There is nothing else but the date of the Custodian letter to support this construction.

The Fund respectfully submits that Verizon's construction is invalid and that the Custodian letter should be construed as verifying ownership for the one year prior to the date of submission (i.e., November 16, 2006-November 16, 2007) because:

1. Verification of the one-year period prior to the date of submission is what the Verizon November 20, 2007 letter requested. The Custodian letter was sent in response to the Verizon letter. Common sense dictates that the Custodian letter was supplying the requested verification. Why would the Custodian letter be for a time period different than what was requested by the Verizon letter?

2. Plain English and logic construe the Custodian letter as verifying ownership for the November 16, 2006 to November 16, 2007 period. The first sentence of the Custodian letter verifies ownership as of November 16, 2007, the date of submission. The next sentence's verification of ownership **"for the past year"** can only refer to the year prior to the date of submission. Nothing in the body of the Custodian letter suggests otherwise.

If Verizon was confused by the wording of the Custodian letter, Rule 14a-8(f) under the Securities and Exchange Act of 1934 requires Verizon to notify the Fund of any alleged eligibility or procedural problems, which Verizon failed to do.

Rule 14a-8(f) requires Verizon to notify the Fund of any procedural or eligibility problems in its proposal. Verizon's no action letter (page 4) argues that its November 20, 2007 letter notified the Fund that its verification of ownership was deficient and that it has no duty to notify the Fund of any other deficiency.

In fact, Verizon's November 20, 2007 could not notify the Fund of any eligibility or procedural problems because, as of the time Verizon's November 20, 2007 letter was sent, there was no eligibility or procedural problems.

When the Fund submitted its shareholder proposal on November 16, 2007, the Fund's cover letter (Exhibit A to the no action letter) stated: "The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." Thus the Fund was well aware of the need for such a letter and had arranged for it to be sent. This is hardly a "problem."

Verizon's November 20, 2007 letter (Exhibit B to the no action letter) does not purport to notify the Fund any eligibility or procedural problems. Verizon's November 20, 2007 letter simply asks the Fund for written statement from the record holder of its securities verifying that the proponent has beneficially held the requisite number of shares of Verizon common stock for at least one year prior to the date of submission **which the Fund's November 16, 2007 letter has already advised Verizon will be forthcoming.**

It was not until Verizon was faxed the Custodian letter at 3:13 p.m. on November 21, 2007 that the alleged deficiency arose, due to Verizon's construction of the Custodian letter. Now that there was a problem, Verizon's had a duty to notify the Fund of the problem, but it failed to do so.

Verizon's no action letter (page 4) also argues that there is no continuing duty under Rule 14a-8(f) for it to give a second notification if the response to the first notification was deficient. Verizon cites no authority for this conclusion.

Verizon's argument is contrary to the letter and spirit of Rule 14a-8(f), the Question and Answer format of which stresses the need for a company to give notice of a problem so that a shareholder has the opportunity to correct it:

> "(f) Question 6. What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?
>
> > **(1)** The company may exclude your proposal, **but only after it has notified you of the problem and you have failed adequately to correct it.**" (Emphasis supplied.)

The "problem" that Verizon is citing as grounds for excluding the Fund's shareholder proposal is the alleged failure of the Custodian letter to verify the Fund's ownership of Verizon shares from November 16, 2006 to November 20, 2006. Verizon never notified the Fund of this problem until Verizon filed its no action letter. Verizon's failure to give notice of the problem deprived the Fund of the opportunity to correct it, which the Fund's custodian could have easily done (see the Custodian's January 3, 2008 letter that is attached hereto as Exhibit A).

The Fund respectfully submits that it would be unjust to now reward Verizon for failing to notify the Fund of the alleged deficiency by allowing Verizon to exclude the Fund's proposal from Verizon's proxy materials for its 2008 annual meeting.

The Fund's custodian submitted a January 3, 2007 letter to Verizon clarifying that the Fund did indeed own at least $2,000 worth of stock during the period from November 16-20, 2006.

The injustice of rewarding Verizon for its failure to notify the Fund of the alleged deficiency is underscored by the January 3, 2007 letter the Fund's Custodian sent to Verizon clarifying the Fund's ownership. A copy of the letter is attached hereto as Exhibit A. This letter verifies that the Fund is indeed eligible to file the proposal.

For the foregoing reasons, the Fund believes that the relief sought in Verizon's no action letter should not be granted.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK: mal
Enclosure
cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications
One Verizon Way, RM VC54S440
Basking Ridge, NJ 07920

BNY MELLON
ASSET SERVICING

January 3, 2008

Ms. Marianne Drost
Senior Vice President, Deputy General Counsel &
Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036

RE: Verizon Communications Inc. 2008 Annual Meeting Shareholder Proposal

Dear Ms. Drost:

I have been advised that Verizon Communications Inc ("Verizon"). filed a No-Action letter with the Securities and Exchange Commission ("SEC") seeking to exclude the shareholder proposal on cumulative voting filed by the IBEW Pension Benefit Fund ("the Fund") on the basis that my letter to you of November 20, 2007 did not verify that the Fund had continuously held at least $2,000 worth of Verizon stock for the period from November 16, 2006 through November 20, 2006.

I am sending a duplicate original and six copies to the SEC.

My November 20, 2007 letter was written in response to your November 20, 2007 letter to Jon F. Walters of the Fund, in which you requested:

> "Please provide a written statement from the record holder of the proponent's securities verifying that the proponent has beneficially held the requisite number of shares of Verizon common stock continuously **for at least one year prior to the date of its submission** and continues to hold such shares." (Emphasis supplied.)

My November 20, 2007 response letter states:

> "Mellon Trust of New England, formerly Boston Safe Deposit and Trust Company, is the custodian for the IBEW Pension Benefit Fund, which held 173,150 shares of Verizon Communications Inc. common stock on **November 16, 2007.** The fund has held at least $2,000 worth of Verizon Communications Inc common stock **for the past year**." (Emphasis supplied.)

135 Santilli Highway, Everett, MA 02149-1950
www.bnymellon.com

Exhibit "A"

The clear intent and, I respectfully submit, the plain language of my letter was to verify that the Fund had held at least $2,000 worth of Verizon stock for the year previous to the November 16, 2007 proposal filing. If you found my letter deficient, I would have been able to answer any of your questions if you had called me, as I requested in my November 20, 2007 letter.

For the record, I am now writing to verify that:

--The Fund held 173,150 shares of Verizon on November 16, 2007;

--The Fund held at least $2,000 worth of Verizon shares for at least one year prior to November 16, 2007 and continues to hold such shares.

Very Truly Yours,

Hadas Gebremusie

Hadas T. Gebremusie
Assistant Vice President

cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications
One Verizon Way, RM VC54S440
Basking Ridge, NJ 07920

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549
(Duplicate original and six copies)

James C. Voye

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 8, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 19, 2007

The proposal relates to cumulative voting.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Verizon's request, documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END